N E W S   R E L E A S E

For Immediate Release
Trading Symbol:  RM:TSX-V June 26, 2008

Rodinia Files Voluntary U.S. Deregistration

Vancouver, British Columbia …. Rodinia Minerals Inc. ("Rodinia" or the "Company")  today announced that it is voluntarily filing a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its Common Stock under the Securities Exchange Act of 1934, as amended.  Rodinia expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, Rodinia’s obligation to file certain reports with the SEC, including an annual report on Form 20-F, will immediately be suspended.

As a TSX-V listed issuer, Rodinia will continue to meets it disclosure obligations with the Canadian regulatory authorities, including the B.C. Securities Commission and the TSX Venture Exchange. All of Rodinia’s filings can be found on SEDAR at www.Sedar.com.

ON BEHALF OF THE BOARD
Rodinia Minerals Inc.
(sgd.) “Donald Morrison”, President

For further information contact:

Don Mosher, Director
(604) 685-6465

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  In addition, this release is not for distribution to U. S. newswire services or for dissemination in the United States.